EXHIBIT 12.1

STEEL DYNAMICS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS)

	Years Ended December 31,					Three Months Ended March 31,
	2008	2009	2010	2011	2012	2013	2012
Interest expense, including amortization of debt issuance costs	$144,574	$141,360	$170,229	$176,977	$158,585	$34,629	$41,113
Capitalized interest	17,822	20,919	6,968	1,730	1,394	791	304

Fixed charges (a)	162,396	162,279	177,197	178,707	159,979	35,420	41,417

Income (loss) before taxes and before adjustment for noncontrolling interests	734,941	(18,237)	213,459	424,319	204,066	62,649	68,456
Amortization of capitalized interest	4,670	4,259	5,885	6,124	6,778	1,666	1,520
Less capitalized interest	(17,822)	(20,919)	(6,968)	(1,730)	(1,394)	(791)	(304)

Adjusted earnings (b)	884,185	127,382	389,573	607,420	369,429	98,944	111,089

Ratio (b) / (a)	5.44x	.78x	2.20x	3.40x	2.31x	2.79x	2.68x

For purposes of calculating our ratio of earnings to fixed charges, earnings consist of earnings from continuing operations before income taxes, extraordinary items and before adjustment for noncontrolling interests, adjusted for the portion of fixed charges deducted from the earnings, plus amortization of capitalized interest. Fixed charges consist of interest on all indebtedness, including capitalized interest, and amortization of debt issuances costs.